                                                           OMB APPROVAL
                                                --------------------------------
                                                OMB NUMBER:            3235-0145
                                                EXPIRES:         AUGUST 31, 1999
                                                ESTIMATED AVERAGE BURDEN
                                                HOURS PER RESPONSE.........14.90
                                                --------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)*


                          PharmChem Laboratories, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  717133 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


      [ ] Rule 13d-1(b)
      [ ] Rule 13d-1(c)
      [X] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 717133 10 2
-------------------------------------------------------------------------------
1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only).

     Grumman Hill Investments, L.P.                                  06-1145561
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [ ]
-------------------------------------------------------------------------------
3.   SEC Use Only
-------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
NUMBER OF      5. Sole Voting Power                                           0
SHARES         ----------------------------------------------------------------
BENEFICIALLY   6. Shared Voting Power                                   535,545
OWNED BY       ----------------------------------------------------------------
EACH           7. Sole Dispositive Power                                      0
REPORTING      ----------------------------------------------------------------
PERSON WITH:   8. Shared Dispositive Power                              535,545
-------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person       535,545
-------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
-------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                     9.3%
-------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     PN

CUSIP No. 717133 10 2
--------------------------------------------------------------------------------
1. Names of Reporting Persons I.R.S. Identifications Nos. of Above Persons (entities only).

      Richard D. Irwin
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
NUMBER OF         5.  Sole Voting Power                                   90,876
SHARES            --------------------------------------------------------------
BENEFICIALLY      6.  Shared Voting Power                                565,545
OWNED BY          --------------------------------------------------------------
EACH              7.  Sole Dispositive Power                              90,876
REPORTING         --------------------------------------------------------------
PERSON WITH:      8.  Shared Dispositive Power                           565,545
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person       656,421
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)                   11.4
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      IN

Item 1    (a)  Name of Issuer:

               PharmChem Laboratories, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               1509-A O'Brien Drive
               Menlo Park, CA 94025

Item 2    (a)  Name of Person Filing:

                I.  Grumman Hill Investments, L.P.
               II.  Richard D. Irwin

          (b)  Address of Principal Business Office or, if none, Residence:

               Grumman Hill Associates Inc.
               191 Elm Street
               New Canaan, CT 06840

          (c)  Citizenship:

                I.  Formed in the State of Delaware
               II.  United States of America

          (d)  Title of Class of Securities:

               Common Stock

          (e)  CUSIP No.:

               717133 10 2

Item 3         Type of Filing:

               Not applicable

Item 4         Ownership

          (a)  Amount Beneficially Owned:
                I.  535,545 Common Shares
               II.  656,421 Common Shares (including 36,876
                    common shares to which there is a right
                    to acquire within 60 days of 12/31/98)

          (b)  Percent of Class:

                I.  9.3
               II.  11.4

Item 4    (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:

                      I.       0 Common Shares
                     II.  90,876 Common Shares

               (ii)  shared power to vote or to direct the vote:

                      I. 535,545 Common Shares
                     II. 565,545 Common Shares

               (iii) sole power to dispose or to direct the
                     disposition of:

                      I.       0 Common Shares
                     II.  90,876 Common Shares

               (iv) shared power to dispose or to direct the disposition of:

                      I. 535,545 Common Shares
                     II. 565,545 Common Shares

Item 5    Ownership of Five Percent or Less of a Class:

          Not applicable.

Item 6    Ownership of More Than Five Percent on Behalf of Another
          Person:

          Not applicable.

Item 7    Identification and Classification of Subsidiary which
          Acquired the Security Being Reported on by the Parent
          Holding Company:

           I. Not applicable.

          II. Not applicable.

Item 8    Identification and Classification of Members of the Group:

          Not applicable.

Item 9    Notice of Dissolution of Group:

          Not applicable.

Item 10   Certificates:

          Not applicable.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 11, 1999
                                        ----------------------------------------
                                                        Date


                                        /s/ RICHARD D. IRWIN
                                        ----------------------------------------
                                                      Signature

                                                 Richard D. Irwin, Manager
                                        ----------------------------------------
                                                    Name/Title
                                        Grumman Hill Company
                                        General Partner
                                        Grumman Hill Investments, L.P.


                                        February 11, 1999
                                        ----------------------------------------
                                                        Date

                                        /s/ RICHARD D. IRWIN
                                        ----------------------------------------
                                                      Signature

                                        Richard D. Irwin
                                        ----------------------------------------
                                                     Name/Title